October 2, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Attention: Rucha Pandit

Re:	Mastech Digital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 1-34099

Dear Ms. Pandit:

This letter sets forth the response of Mastech Digital, Inc. (the “Company”) to the comment contained in the letter dated August 24, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

For convenience of reference, the comment contained in the Staff’s letter dated August 24, 2024 is reprinted below in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Risks from Cybersecurity Threats, page 26

1.

Please revise future filings to disclose whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect you, including your business strategy, results of operations, or financial condition and if so, how. Refer to Item 106(b)(2) of Regulation S-K.

Response: In future filings, the Company will include the disclosures required by Item 106(b)(2) of Regulation S-K.

In connection with responding to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or require additional information, please feel free to contact me directly at 412-352-7778 (mobile).

Sincerely,

/s/ John J. Cronin, Jr.

John J. Cronin, Jr.
Chief Financial Officer